UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70261 / August 27, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15214

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In the Matter of   :
                                                          :
HESED TECHNOLOGY CO., LTD.,   :
HIBERNIA FOODS PLC,   :   ORDER MAKING FINDINGS
HIGHLANDER ACQUISITIONS CORP.,   :   AND REVOKING
HORNBLOWER INVESTMENTS, INC.,   :   REGISTRATION BY DEFAULT
HOT PRODUCTS, INC.COM   :   AS TO HESED TECHNOLOGY
    (n/k/a B-TELLER, INC.), and   :   CO., LTD.
HYMEX DIAMOND CORP.   :

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        The Securities and Exchange Commission (Commission) instituted this proceeding with
an Order Instituting Administrative Proceedings (OIP) on February 20, 2013, pursuant to Section
12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondent
Hesed Technology Co., Ltd. (Hesed), has repeatedly failed to file timely periodic reports with the
Commission in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13
thereunder.[1]

        This Office received a Return of Service From the Korean Hague Convention Authority
and English Translation as to Respondent Hesed indicating that service was attempted on May
14 and June 3, 2013, and that the recipient was unknown. The OIP was sent, by Hague
Convention service, to Hesed's "most recent address shown on [its] most recent filing with the
Commission," a Form 20-FR12G filed on December 31, 2001. 17 C.F.R. § 201.141(a)(2)(ii),
(iv). Accordingly, Hesed was served with the OIP by June 3, 2013. Id. On August 12, 2013,
Hesed was ordered to show cause by August 23, 2013, why this proceeding should not be
determined against it.

        To date, Hesed has not filed an Answer, which was due within ten days after service of
the OIP, or otherwise defended the proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a), .160(b),
.220(b), (f). Accordingly, Respondent is in default, and as authorized by Rule 155(a) of the
Commission's Rules of Practice, I find the following allegations in the OIP to be true.

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[1] This proceeding has ended as to all other Respondents. See Hesed Technology Co., Ltd.,
Exchange Act Release No. 69289 (Apr. 4, 2013).

Hesed, Central Index Key No. 1164281, is a Korean corporation located in Taejun City, Korea, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Hesed is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-FR12G registration statement on December 31, 2001, which reported a net deficit of $153,344 for the prior twelve months.

In addition to repeated failures to file timely periodic reports, Respondent failed to heed a delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letter.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Hesed has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondent.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Hesed Technology Co., Ltd., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge